Communications sent to a past angel investor and a potential lead investor for the round:

Chris,

It's been awhile. I hope you and yours are happy and thriving. We at Curtiss couldn't be more optimistic. Time is revealing the truth that we are the only one, the natural leader in this tiny market space that will incrementally grow to be bigger than the ICE motorcycle market ever was.

Next week our direct-to-investor campaign launches on WeFunder. With their easy, quick, secure investment portal we will blow out this round.

WeFunder requires a lead investor, someone who knows us, has invested before and is reinvesting. Because you were the catalyst that made this whole Curtiss thing happen, you are our best candidate.

More importantly, you and I have the same, dare I say, great taste in motorcycles. Please note that the Confederate G1 Hellcat, our first motorcycle, was initially purchased by a gentleman who was the long-time photographer for Elle Magazine, Gilles Bensimon, because it reminded him of his Vincent. I hired Pierre because of the MH900E, a masterpiece. I completely agree with your G1 Wraith and Fighter assessment that they are superior to your G2 P51 Combat Fighter. I should not have changed that platform. The bottom line is you and I are synced on the most important thing, Curtiss motorcycle taste and style. No matter what happens concerning future investments, I entreat you to please advise if you see me making a creative error.

Our numbers virtuously line-up. We need about $2.2 million; we will raise up to $6.6m to give us balance sheet strength. Fast Radius will be resolved on our timeline for 20% of the bill, or less, because of the losses they caused due to their failure to perform. We lead because we reinvented the motorcycle in the best possible way. Incrementally, over time, we take that better way and make it available for every type, taste and style. We do this within a culture that is innocent, open, honest, committed, lean and thrifty. Our enterprise valuation will reflect these facts and the outcome they deliver.

Best,

Matt

P.S. The investment will be at 7.5 cents per share. Jordan will detail the best way to make the investment for Curtiss and the necessary timing. Phil Irving and Phil Vincent declared themselves enthusiasts. I believe we would agree that we at Curtiss are like-minded enthusiasts first and foremost. This is likely a good way to frame your short note concerning your renewed investment in our effort.

Chris,

As Matt mentioned, we are extremely excited to be re-launching our direct-to-investor capital fundraising effort with WeFunder, a partner who we have achieved much success with before.

Our experience on the DealMaker platform has been less than satisfactory. Despite huge success in driving ad traffic and efficient website clickthrough rates, DealMaker's online investment portal is complex, lengthy and confusing to many. The intimidating user interface scares potential investors from completing the process. With over $2.4m of potential investment capital sitting in that portal (approximately $530,000 raised this year), a countless number of eager CMOT investors have given us negative feedback regarding their negative experience using DealMaker's portal, the reason for placing their investments on hold.

In contrast to that, WeFunder's checkout process is a quick, painless and intuitive one-page design that feels familiar to anyone that has ever purchased a product on Amazon.com or any other established online retailer.
With this simplified experience in place, we are confident the refreshed round will be a blowout success, as does the team at WeFunder.

WeFunder has asked us to secure a lead investor that can commit anywhere from $25,000 to $250k, or more, to ensure the round is a massive success. Recent campaigns on their platforms have closed $5m+ on launch day with comparable lead investment. Additionally, the lead investor directs the voting rights of all WeFunder investors and is asked to write a brief note (a paragraph or two) about why they've chosen to invest (again) in the company.

Our campaign is scheduled to go live to the general public on May ((TBD)). WeFunder requests that our lead investor make their investment anytime before then here: wefunder.com/curtiss.

We appreciate whatever you can do to support us.

All the best.